SUB-ITEM 77C

Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset Municipal
Defined Opportunity Trust Inc. was held on March 31, 2017, for the purpose of considering and voting upon the election of Directors.

The following table provides information concerning the matter voted upon at the meeting:


Election of directors

Nominees               Votes For         Votes Withheld

Paolo M. Cucchi       11,348,817              341,134
Leslie H. Gelb        11,357,156              332,795
Jane Trust            11,379,883              310,068